UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Half Year Financial Reporting Second Quarter 2013 Regulated Information August 8, 2013 – 7:00 a.m. CET

DELHAIZE GROUP SECOND QUARTER 2013 RESULTS

  Financial Summary Second Quarter 2013

»	Revenue growth of 1.7% at identical exchange rates (1.9% organic growth)
»	Comparable store sales growth of 1.1% in the U.S. and 0.8% in Belgium
»	Group underlying operating margin of 3.6% (3.8% in the U.S., 4.1% in Belgium)

  Financial Summary First Half 2013

»	Revenue growth of 2.3% at identical exchange rates (3.0% organic growth)
»	Group EBITDA increased to €642 million, an increase of 31.9% at identical exchange rates
»	Group underlying operating profit growth of 9.8% at identical exchange rates
»	Group underlying operating margin of 3.8%

  2013 Outlook

»	Original guidance of 2013 underlying operating profit raised to at least €780 million including Sweetbay, Harveys and Reid’s (approximately €775 million previously), or at least €755 million reflecting the previously announced divestitures (all at identical exchange rates)

»  CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “Our Group has delivered solid results for the second quarter. In the U.S., we experienced our third consecutive quarter of positive volume growth. At Food Lion, 178 additional stores were repositioned as part of Phase 4, bringing the total of repositioned stores to almost 80% of the network. At Hannaford, we have implemented our targeted price investments during the second quarter. In Belgium, we are pleased to report market share gains of 35 basis points, mainly resulting from our remodeled stores and network expansion. Southeastern Europe showed further resilience with market share growth in what continues to be a challenging environment.”

“In line with our commitment to focusing on areas where we will be able to generate the highest growth and returns, we have reached agreements in recent months to divest Sweetbay, Harveys and Reid’s, as well as our activities in Montenegro.”

“Although we remain prudent on the overall competitive landscape, our operating performance in the first half provides us with confidence that we will be able to generate an underlying operating profit for 2013 of at least €755 million, an improvement compared to our previous guidance.”

»  Financial Summary

	Q2 2013(1)				YTD 2013(1)

Actual Results	At Actual Rates	At Identical Rates	In millions of €, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates

5 298	+0.6%	+1.7%	Revenues	10 451	+1.4%	+2.3%
325	+0.2%	+1.4%	EBITDA	642	+30.8%	+31.9%
176	+1.3%	+2.5%	Operating profit	348	+77.9%	+79.5%
3.3%	-	-	Operating margin	3.3%	-	-
193	+5.8%	+7.0%	Underlying operating profit	394	+8.8%	+9.8%
3.6%	-	-	Underlying operating margin	3.8%	-	-
129	+6.2%	+7.3%	Profit before taxes and discontinued operations	254	+172.2%	+174.5%
102	+16.9%	+18.1%	Net profit from continuing operations	202	+154.9%	+157.0%
104	+20.3%	+21.2%	Group share in net profit	165	+95.5%	+96.8%
1.03	+20.0%	+21.0%	Basic earnings per share (Group share in net profit)	1.63	+95.1%	+96.5%

(1)	The average exchange rate of the U.S. dollar against the euro weakened by 1.9% in the second quarter of 2013 (€1 = $1.3062) and weakened by 1.3% in the first half of 2013 compared to last year.

Delhaize Group – Earnings Release – Second Quarter 2013	1 of 27

»  Second Quarter 2013 Income Statement

Revenues

In the second quarter of 2013, Delhaize Group’s revenues increased by 0.6% and 1.7% at actual and identical exchange rates, respectively. Organic revenue growth was 1.9%.

In the U.S., revenue growth in local currency was 0.4% (excluding the revenues from Sweetbay, Harveys and Reid´s pending their planned divestiture), despite a 0.8% negative calendar impact. Excluding the impact from the store closures announced in early 2013, revenues in local currency increased by 0.8%. U.S. comparable store sales growth was +1.1% (+0.3% including the 0.8% negative calendar effect). We continued to experience low retail inflation (-0.2% retail inflation) resulting in positive volume growth at both Food Lion and Hannaford. Revenues at Delhaize Belgium increased by 2.9% and were driven by inflation. Comparable store sales growth was +0.8% (+0.4% including a -0.4% calendar impact). Revenues in Southeastern Europe grew by 4.8% at identical exchange rates. In Greece, we experienced further positive transaction growth while Maxi experienced high retail inflation and negative real growth in line with the market. In Romania, comparable sales growth picked up in the second quarter.

Gross margin

Gross margin was 24.3% of revenues, increasing 16 basis points at identical exchange rates. Price investments across the Group were more than offset by improved supplier terms, Bottom Dollar Food’s improved results, less shrink at Delhaize America and lower logistics costs in Belgium.

Other operating income

Other operating income was €28 million and decreased by €5 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.3% of revenues or flat compared to the second quarter of last year at identical exchange rates. The ratio further improved in the U.S. albeit at a lower rate than in the first quarter.

Other operating expenses

Other operating expenses were €9 million and included €2 million of impairment charges.

Underlying operating profit

Underlying operating profit increased by 5.8% at actual exchange rates and 7.0% at identical exchange rates. The improvement was driven by all three operating segments of the Group. Underlying operating margin was 3.6% of revenues compared to 3.5% in the second quarter of 2012.

Underlying EBITDA

Underlying EBITDA increased by 3.0% at actual exchange rates and 4.2% at identical exchange rates. Group EBITDA increased by 0.2% at actual exchange rates and 1.4% at identical exchange rates.

Operating profit

Operating profit increased to €176 million from €173 million due to a higher underlying operating profit which was partially offset by losses on the disposal of fixed assets and Executive Committee members termination benefits.

Net financial expenses

Net financial expenses decreased by 10.3% to €47 million compared to €51 million reported last year. The lower finance costs result primarily from a lower average interest cost on lower outstanding debt and lower finance lease related interest.

Income tax

During the second quarter of 2013 the effective tax rate decreased to 21.4%, reflecting a reduction in the tax expense recognized in several of our loss-making subsidiaries and higher tax expenses in the second quarter of 2012 resulting from an intercompany dividend payment.

Net profit from continuing operations

Net profit from continuing operations was €102 million compared to €87 million in last year´s second quarter. This resulted in €1.01 basic earnings per share compared to €0.87 in the second quarter of 2012.

Result from discontinued operations (net of tax)

The result from discontinued operations net of tax was a €2 million profit compared a €1 million loss in the second quarter of last year.

Delhaize Group – Earnings Release – Second Quarter 2013	2 of 27

Net profit

Group share in net profit amounted to €104 million. Basic and diluted net profit per share was €1.03 and €1.02 respectively compared to €0.86 in the second quarter of 2012.

Delhaize Group – Earnings Release – Second Quarter 2013	3 of 27

»  First Half 2013 Income Statement

Revenues

In the first half of 2013, Delhaize Group’s revenues increased by 1.4% and 2.3% at actual and identical exchange rates, respectively. Organic revenue growth was 3.0%.

In the U.S., revenue growth in local currency was 1.3% (excluding the revenues from Sweetbay, Harveys and Reid´s pending their planned divestiture) including a 0.2% positive calendar impact. Excluding the impact from the store closures announced in early 2012 and 2013, revenues in local currency increased by 2.4%. U.S. comparable store sales growth was 1.5% (+1.7% including the 0.2% positive calendar effect). Revenues at Delhaize Belgium increased by 2.7% and comparable store sales growth was 1.6% (+0.5% including a -1.1% calendar impact). Revenues in Southeastern Europe grew by 5.8% at identical exchange rates.

Gross margin

Gross margin was 24.4% of revenues, increasing 10 basis points at identical exchange rates. Price investments across the Group were offset by better supplier terms, Bottom Dollar Food’s improved results, less shrink at Delhaize America and lower logistics costs in Belgium.

Other operating income

Other operating income was €54 million and decreased by €5 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.2% of revenues or a 31 basis points improvement compared to the first half of last year at identical exchange rates.

Other operating expenses

Other operating expenses were €39 million compared to €150 million last year, which is mainly the result of lower store closing expenses.

Underlying operating profit

Underlying operating profit increased by 8.8% at actual exchange rates and 9.8% at identical exchange rates. The improvement was driven by operations in the U.S. and Belgium as well as lower Corporate costs. Underlying operating margin was 3.8% of revenues compared to 3.5% in the first half of 2012.

Underlying EBITDA

Underlying EBITDA increased by 4.6% at actual exchange rates and 5.5% at identical exchange rates. Group EBITDA increased by 30.8% at actual exchange rates and 31.9% at identical exchange rates.

Operating profit

Operating profit increased to €348 million from €195 million due to the higher underlying operating profit and primarily lower losses from store closures.

Net financial expenses

Net financial expenses decreased by 8.0% to €95 million compared to €103 million reported last year. The lower finance costs result primarily from a lower average interest cost on lower outstanding debt and less finance lease related interest.

Income tax

During the first half of 2013, the effective tax rate was 20.7%, an increase compared to previous year’s rate of 15.3%. This increase is mainly due to improved profitability in the United States and Belgium, the two jurisdictions with the highest tax rates within our Group.

Net profit from continuing operations

Net profit from continuing operations was €202 million in the first half of 2013 compared to €79 million in the first half of 2012. This resulted in €2.00 basic earnings per share compared to €0.79 last year.

Result from discontinued operations (net of tax)

The result from discontinued operations net of tax was a loss of €37 million compared to a profit of €4 million in the first half of last year. The loss is mainly related to €50 million of store closing expenses which we recorded as a result of the decision to close down 34 Sweetbay stores in January.

Delhaize Group – Earnings Release – Second Quarter 2013	4 of 27

Net profit

Group share in net profit amounted to €165 million in the first half of 2013. Basic and diluted net profit per share were €1.63 and €1.62 respectively compared to €0.84 and €0.83 last year.

»   First Half 2013 Cash Flow Statement and Balance Sheet

Free cash flow

Free cash flow rose to €321 million in the first half of 2013 compared to €131 million in the first half of last year. This is mainly explained by higher EBITDA and lower capital expenditures due to timing and capital discipline.

Net debt

The net debt to equity ratio was 35.9% at the end of the second quarter compared to 39.9% at the end of 2012. Net debt decreased by €191 million to €1.9 billion mainly as a result of the €321 million free cash flow generation, which was partially offset by the payment of the dividend.

Delhaize Group – Earnings Release – Second Quarter 2013	5 of 27

» Segment Information (at actual exchange rates)

Q2 2013	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss) (3)
(in millions)	Q2 2013	Q2 2012	2013 /2012	Q2 2013	Q2 2012	Q2 2013	Q2 2012	2013 /2012
United States(1)	$4 247	4 228	+0.4%	3.8%	3.7%	162	154	+4.9%
United States(1)	€3 250	3 295	-1.4%	3.8%	3.7%	124	120	+3.0%
Belgium	€1 261	1 225	+2.9%	4.1%	3.8%	51	47	+9.2%
Southeastern Europe(2)	€787	747	+5.3%	3.4%	3.2%	27	24	+12.5%
Corporate	€-	-	N/A	N/A	N/A	(9)	(9)	-4.8%
TOTAL	€5 298	5 267	+0.6%	3.6%	3.5%	193	182	+5.8%

H1 2013	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss) (3)
(in millions)	H1 2013	H1 2012	2013 /2012	H1 2013	H1 2012	H1 2013	H1 2012	2013 /2012
United States(1)	$8 430	8 324	+1.3%	4.1%	3.8%	342	314	+8.8%
United States(1)	€6 418	6 420	-0.0%	4.1%	3.8%	260	242	+7.4%
Belgium	€2 481	2 416	+2.7%	4.6%	4.2%	114	102	+11.5%
Southeastern Europe(2)	€1 552	1 470	+5.5%	2.4%	2.6%	38	39	-1.1%
Corporate	€-	-	N/A	N/A	N/A	(18)	(21)	+12.6%
TOTAL	€10 451	10 306	+1.4%	3.8%	3.5%	394	362	+8.8%
(1)	The segment “United States” includes the banners Food Lion, Hannaford and Bottom Dollar Food. Sweetbay, Harveys and Reid´s are now included in discontinued operations given their planned divestiture.
(2)

The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria, Bosnia and Herzegovina and Montenegro. Our operations in Indonesia are accounted for under the equity method and no longer form part of this segment. Montenegro will be part of discontinued operations as from Q3 2013.

(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 22 of this document.

United States

In the second quarter of 2013, revenues in the U.S. increased by 0.4% to $4.2 billion (€3.3 billion). Excluding the impact of the 11 stores closed in February 2013, U.S. revenues increased by 0.8%. Comparable store sales growth was 1.1% or 0.3% including a negative calendar effect of 0.8%. While we continue to see some retail deflation (0.2%), resulting from our price investments, volume growth was positive for the third consecutive quarter. This was driven by volume growth at both Food Lion and Hannaford. At Food Lion, we launched Phase 4 on May 15 with the implementation of the brand strategy in 178 stores in Delaware, Maryland, Pennsylvania, Virginia and West Virginia. This brings the total number of repositioned stores to 875 or 78% of the Food Lion network. We are planning to launch Phase 5 in the fourth quarter of 2013, which will complete the implementation of the brand strategy. In the second quarter we have also implemented targeted price investments at Hannaford.

During the first half of 2013, U.S. revenues increased by 1.3% in local currency. Excluding the impact from store closures, U.S. revenues increased by 2.4%.

In the second quarter of 2013, underlying operating profit increased by 4.9% to $162 million (€124 million) resulting in an underlying operating margin of 3.8% compared to 3.7% last year. This increase is the result of positive sales leverage, shrink and cost of goods improvement and continuous control over SG&A expenses.

For the first six months of 2013, underlying operating profit of our U.S. operations increased by 8.8% to $342 million (€260 million) and the underlying operating margin was 4.1% (3.8% last year).

As previously disclosed, on May 28, 2013, Delhaize Group reached an agreement with Bi-Lo Holdings on the divestiture of Sweetbay (72 stores), Harveys (72 stores), Reid’s (11 stores), and the leases of 10 previous Sweetbay locations. The transaction is expected to close during the fourth quarter.

Delhaize Group – Earnings Release – Second Quarter 2013	6 of 27

Belgium

Revenues in Belgium were €1.3 billion in the second quarter of 2013, an increase of 2.9% over 2012, with comparable store sales growth of 0.8% (or +0.4% including a negative calendar impact of 0.4%). Retail inflation and network expansion were the most important revenue drivers. While the high level of retail inflation put pressure on volumes, our market share improved by 35 basis points in the second quarter.

During the first half of 2013, Delhaize Belgium revenues increased by 2.7%.

In the second quarter of 2013, underlying operating profit increased by 9.2% to €51 million as a result of sales leverage, improved logistics costs and continuous control over SG&A.

For the first six months of 2013, underlying operating profit increased by 11.5% to €114 million and underlying operating margin was 4.6% (4.2% last year).

Southeastern Europe

In the second quarter of 2013, revenues in Southeastern Europe increased by 5.3% to €787 million at actual rates (+4.8% at identical exchange rates). The growth was mainly the result of store expansion in Romania and Greece. Consumer spending continues to be under pressure in what remains a challenging macroeconomic environment. In Greece, price investments from earlier in the year drove further positive transaction growth. In Romania, comparable store sales growth increased, resulting in positive real growth. While Maxi was impacted by high inflation and negative real growth, its underlying profitability improved compared to last year, albeit still below our expectations. We recently changed the management in Serbia in order to maximize the potential in the region.

During the first half of 2013, revenues in Southeastern Europe increased by 5.5% (5.8% at identical exchange rates).

In the second quarter of 2013, underlying operating profit increased by 12.5% to €27 million, while underlying operating margin increased from 3.2% to 3.4% largely driven by a higher gross margin.

For the first six months of 2013, underlying operating profit decreased by 1.1% to €38 million and underlying operating margin was 2.4% (2.6% last year).

As previously disclosed, on July 11, 2013, Delhaize entered into an agreement to divest its operations in Montenegro to Expo Holdings. The closing of the transaction is expected during the fourth quarter. Post closing, Delhaize and Expo will enter into a franchise agreement maintaining the Maxi, Mini Maxi and Tempo brand names.

Delhaize Group – Earnings Release – Second Quarter 2013	7 of 27

»  2013 Outlook

Following a strong first half of the year, we are raising our 2013 underlying operating profit guidance to at least €780 million including Sweetbay, Harveys and Reid’s (compared to approximately €775 million previously). Considering the announced divestiture of Sweetbay, Harveys and Reid’s, our 2013 underlying operating profit will be at least €755 million compared to €782 million in 2012.

In 2013, we expect SG&A to remain flat as a percentage of revenues. Taking into account the planned divestiture of Sweetbay, Harveys and Reid’s, net finance costs are expected to decline to approximately €200 million (at identical exchange rates). In addition, we expect capital expenditures of approximately €650 million (excluding leases and at identical exchange rates) and plan to open 200 new stores for the year, mostly in Southeastern Europe. Finally, we target to generate approximately €500 million of free cash flow in 2013.

The search for a new CEO for the Group is on schedule and we expect to make an announcement as planned in the coming months.

»   Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter 2013 results during a conference call starting August 8, 2013 at 09:00 am CET / 03:00 am ET. The conference call can be attended by calling +44 (0)20 3427 1907 (U.K.), +1 646 254 3366 (U.S.) or +32 2 404 0662 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»   Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the second quarter of 2013, Delhaize Group’s sales network consisted of 3 455 stores. In 2012, Delhaize Group posted €21.0 billion ($27.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»  Financial Calendar

— Press release – 2013 third quarter results	November 7, 2013

»  Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Earnings Release – Second Quarter 2013	8 of 27

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»   Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	June 30, 2013	December 31, 2012	June 30, 2012
Assets
Non-current assets	8 394	8 725	9 262
Goodwill	3 207	3 189	3 441
Intangible assets	832	848	880
Property, plant and equipment	4 035	4 314	4 571
Investment property	115	116	115
Investments accounted for using the equity method	27	28	26
Financial assets	32	30	32
Derivative instruments	5	61	67
Other non-current assets	141	139	130
Current assets	3 390	3 192	2 882
Inventories	1 379	1 391	1 567
Receivables and other assets	718	770	846
Financial assets	170	93	99
Derivative instruments	22	-	-
Cash and cash equivalents	834	920	320
Assets classified as held for sale	267	18	50
Total assets	11 784	11 917	12 144

Liabilities
Total equity	5 241	5 188	5 339
Shareholders’ equity	5 239	5 186	5 335
Non-controlling interests	2	2	4
Non-current liabilities	3 612	3 948	4 047
Long-term debt	2 077	2 313	2 317
Obligations under finance lease	538	612	671
Deferred tax liabilities	511	568	567
Derivative instruments	1	10	28
Provisions	415	375	392
Other non-current liabilities	70	70	72
Current liabilities	2 931	2 781	2 758
Short-term borrowings	-	-	103
Long-term debt - current portion	235	156	81
Obligations under finance lease	58	62	74
Accounts payable	1 849	1 869	1 714
Derivative instruments	13	4	-
Other current liabilities	712	686	786
Liabilities associated with assets held for sale	64	4	-
Total liabilities and equity	11 784	11 917	12 144
$ per € exchange rate	1.3080	1.3194	1.2590

Delhaize Group – Earnings Release – Second Quarter 2013	9 of 27

»  Condensed Consolidated Income Statement (Unaudited)

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012
5 298	5 267	Revenues	10 451	10 306
(4 013)	(3 997)	Cost of sales	(7 898)	(7 798)
1 285	1 270	Gross profit	2 553	2 508
24.3%	24.1%	Gross margin	24.4%	24.3%
28	33	Other operating income	54	59
(1 128)	(1 120)	Selling, general and administrative expenses	(2 220)	(2 222)
(9)	(10)	Other operating expenses	(39)	(150)
176	173	Operating profit	348	195
3.3%	3.3%	Operating margin	3.3%	1.9%
(52)	(57)	Finance costs	(100)	(120)
5	6	Income from investments	5	17
-	-	Share of results of joint venture equity accounted	1	1
129	122	Profit before taxes and discontinued operations	254	93
(27)	(35)	Income tax expense	(52)	(14)
102	87	Net profit from continuing operations	202	79
2	(1)	Result from discontinued operations, net of tax	(37)	4
104	86	Net profit	165	83
-	(1)	Net profit (loss) attributable to non-controlling interests	-	(1)
104	87	Net profit attributable to equity holders of the Group - Group share in net profit	165	84
		(in €, except number of shares)
		Group share in net profit from continuing operations:
1.01	0.87	Basic earnings per share	2.00	0.79
1.00	0.87	Diluted earnings per share	1.99	0.79
		Group share in net profit:
1.03	0.86	Basic earnings per share	1.63	0.84
1.02	0.86	Diluted earnings per share	1.62	0.83
		Weighted average number of shares outstanding:
100 926 254	100 744 407	Basic	100 906 291	100 726 732
101 588 740	101 119 155	Diluted	101 468 474	101 115 296
101 921 498	101 892 190	Shares issued at the end of the period	101 921 498	101 892 190
100 992 050	100 819 794	Shares outstanding at the end of the period	100 992 050	100 819 794
1.3062	1.2814	Average $ per € exchange rate	1.3134	1.2965

Delhaize Group – Earnings Release – Second Quarter 2013	10 of 27

»  Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012
104	86	Net profit of the period	165	83
-	-	Total items that will not be reclassified to profit or loss	-	-
-	14	Gain (loss) on cash flow hedge	-	9
-	(14)	Reclassification adjustment to net profit	-	(6)
-	-	Tax (expense) benefit	-	(1)
-	-	Gain (loss) on cash flow hedge, net of tax	-	2
(5)	-	Unrealized gain (loss) on financial assets available for sale	(5)	(1)
-	-	Reclassification adjustment to net profit	-	(6)
1	-	Tax (expense) benefit	1	1
(4)	-	Unrealized gain (loss) on financial assets available for sale, net of tax	(4)	(6)
(94)	190	Exchange gain (loss) on translation of foreign operations	27	18
-	-	Reclassification adjustment to net profit	(1)	-
(94)	190	Exchange gain (loss) on translation of foreign operations	26	18
(98)	190	Total items that are or may be reclassified subsequently to profit or loss	22	14
(98)	190	Other comprehensive income	22	14
-	-	Attributable to non-controlling interests	-	(1)
(98)	190	Attributable to equity holders of the Group	22	15
6	276	Total comprehensive income for the period	187	97
-	(1)	Attributable to non-controlling interests	-	(2)
6	277	Attributable to equity holders of the Group	187	99

Delhaize Group – Earnings Release – Second Quarter 2013	11 of 27

»  Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2013	5 186	2	5 188
Other comprehensive income	22	-	22
Net profit	165	-	165
Total comprehensive income for the period	187	-	187
Dividends declared	(142)	-	(142)
Tax payment for restricted shares vested	(3)	-	(3)
Excess tax benefit on employee stock options and restricted shares	2	-	2
Share-based compensation expense	9	-	9
Balances at June 30, 2013	5 239	2	5 241
Shares issued	101 921 498
Treasury shares	929 448
Shares outstanding	100 992 050

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5 411	5	5 416
Other comprehensive income	15	(1)	14
Net profit	84	(1)	83
Total comprehensive income for the period	99	(2)	97
Dividends declared	(177)	-	(177)
Tax payment for restricted shares vested	(2)	-	(2)
Share-based compensation expense	7	-	7
Purchase of non-controlling interests	(3)	1	(2)
Balances at June 30, 2012	5 335	4	5 339
Shares issued	101 892 190
Treasury shares	1 072 396
Shares outstanding	100 819 794

Delhaize Group – Earnings Release – Second Quarter 2013	12 of 27

»  Condensed Consolidated Statement of Cash Flows (Unaudited)

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012
		Operating activities
104	86	Net profit	165	83
		Adjustments for:
-	-	Share of results of joint venture equity accounted	(1)	(1)
153	161	Depreciation and amortization	308	321
8	2	Impairment	8	(1)
77	90	Income taxes, finance costs and income from investments	132	125
10	-	Other non-cash items	13	3
(97)	47	Changes in operating assets and liabilities	(14)	97
(69)	(71)	Interest paid	(95)	(103)
6	4	Interest received	7	6
(37)	(60)	Income taxes paid	(42)	(62)
155	259	Net cash provided by operating activities	481	468
		Investing activities
2	(21)	Business acquisitions and disposals	1	(14)
(99)	(210)	Purchase of tangible and intangible assets (capital expenditures)	(177)	(355)
8	7	Sale of tangible and intangible assets	16	11
(3)	(3)	Net investment in debt securities	(45)	(3)
-	-	Net investment in term deposits	(36)	-
-	9	Other investing activities	-	21
(92)	(218)	Net cash used in investing activities	(241)	(340)
63	41	Cash flow before financing activities	240	128
		Financing activities
(3)	(2)	Exercise of share warrants and stock options	(3)	(2)
-	-	Non-controlling interests purchased	-	(2)
(142)	(177)	Dividends paid, including dividends paid by subsidiaries to non-controlling interests	(142)	(179)
(95)	(87)	Borrowings under (repayments of) long-term loans, net of direct financing costs	(185)	(102)
-	92	Borrowings under (repayments of) short-term loans, net	-	43
-	-	Settlement of derivative instruments	(1)	1
(240)	(174)	Net cash used in financing activities	(331)	(241)
(12)	30	Effect of foreign currency translation	6	14
(189)	(103)	Net increase in cash and cash equivalents	(85)	(99)
1 025	423	Cash and cash equivalents at beginning of period	921 (1)	419
836 (2)	320	Cash and cash equivalents at end of period	836 (2)	320

(1)	Includes €1 million in assets classified as held for sale
(2)	Includes €2 million in assets classified as held for sale

Delhaize Group – Earnings Release – Second Quarter 2013	13 of 27

»  Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in ten countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated interim financial statements of the Group for the six months ended June 30, 2013 were authorized for issue by the Board of Directors on August 7, 2013.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2012.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed consolidated interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2013:

—	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income;
—	Amendments to IAS 19 Employee Benefits;
—	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities;
—	Improvements to IFRS (issued May 2012);
—	IFRS 10 Consolidated Financial Statements and amendments to IAS 27 Separate Financial Statements;
—	IFRS 11 Joint Arrangements and amendments to IAS 28 Investments in Associates and Joint Ventures;
—	IFRS 12 Disclosures of Interests in Other Entities; and
—	IFRS 13 Fair Value Measurements.

The initial application of these new, amended or revised pronouncements did not have a material impact on the Group and comparative information has been revised to reflect the initial application of (i) the revised IAS 19 and (ii) IFRS 11. For more detail, see Note 2.5 to the Delhaize Group 2012 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

Delhaize Group – Earnings Release – Second Quarter 2013	14 of 27

Segment reporting

Q2 2013	Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)	Q2 2013	Q2 2012	2013 /2012	Q2 2013	Q2 2012	Q2 2013	Q2 2012	2013 /2012
United States(1)	$4 247	4 228	+0.4%	3.6%	3.4%	151	143	+5.3%
United States(1)	€3 250	3 295	-1.4%	3.6%	3.4%	116	110	+4.6%
Belgium	€1 261	1 225	+2.9%	3.9%	3.8%	49	47	+4.9%
Southeastern Europe(2)	€787	747	+5.3%	3.4%	3.4%	27	25	+6.0%
Corporate	€-	-	N/A	N/A	N/A	(16)	(9)	-74.3%
TOTAL	€5 298	5 267	+0.6%	3.3%	3.3%	176	173	+1.3%

H1 2013	Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)	H1 2013	H1 2012	2013 /2012	H1 2013	H1 2012	H1 2013	H1 2012	2013 /2012
United States(1)	$8 430	8 324	+1.3%	3.5%	1.4%	297	120	+146.7%
United States(1)	€6 418	6 420	-0.0%	3.5%	1.4%	226	93	+143.5%
Belgium	€2 481	2 416	+2.7%	4.5%	4.3%	111	103	+7.5%
Southeastern Europe(2)	€1 552	1 470	+5.5%	2.1%	1.4%	33	20	+63.1%
Corporate	€-	-	N/A	N/A	N/A	(22)	(21)	-6.7%
TOTAL	€10 451	10 306	+1.4%	3.3%	1.9%	348	195	+77.9%
(1)

The segment “United States” includes the banners Food Lion, Hannaford and Bottom Dollar Food. Sweetbay, Harveys and Reid´s are included in discontinued operations given their planned divestiture and are reflected as such in the Group’s internal reporting to the Chief Operating Decision Maker (CODM). Comparative information has been represented accordingly.

(2)

The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria, Bosnia and Herzegovina and Montenegro. Our operations in Indonesia are accounted for under the equity method and are reflected as such in the Group’s internal reporting to the CODM and therefore no longer form part of this segment. 2012 segment information has been represented accordingly.

Business combinations and acquisition of non-controlling interests

During the first six months of 2013, Delhaize Group entered into several business acquisition agreements in Southeastern Europe. The total cash consideration transferred was €3 million (of which €1 million in the second quarter) and the impact on goodwill was immaterial. No acquisition of non-controlling interests took place during the first half of 2013.

In February 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interest in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share. In early April 2013, the Serbian Privatization Agency informed the Group about its decision to temporarily (up to 180 days) suspend the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. The reason for this suspension is an ongoing investigation of the entity´s original public offering on the Belgrade Stock Exchange in 2005. Neither the Group nor the current privatization process are target of these investigations. This tender offer had not closed at June 30, 2013 and Delhaize Group continues to own 75.4% of the entity.

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Divestitures and discontinued operations

Divestitures

In the second quarter of 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, which will be operated by independent third-parties. Delhaize Group received a total cash consideration of €3 million, and recognized a gain of approximately €3 million, classified as “Other operating income.”

Assets held for sale

Albania

In February 2013, Delhaize Group completed the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €2 million. The assets and liabilities of Delhaize Albania, that was part of the previously called “Southeastern Europe & Asia” segment had been presented as “held for sale” as of December 31, 2012 and the operating results of the Albanian company in previous years as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.

Sweetbay, Harveys and Reid’s

On May 27, 2013, Delhaize Group signed an agreement with Bi-Lo Holdings to divest its Sweetbay, Harveys and Reid´s operations for a total sale price of $265 million (€203 million) in cash, subject to customary adjustments.

Assets and liabilities relating to these operations (being part of the “United States” segment) are classified as a disposal group held for sale, including the leases of ten previously closed Sweetbay locations but excluding Sweetbay’s distribution center, which is not part of the agreement and currently does not meet the IFRS 5 requirements for classification as held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant post-tax profit or loss has been classified as “Result of discontinued operations,” with comparative information being re-presented.

At June 30, 2013, the carrying value of assets classified as assets held for sale and associated liabilities were as follows:

(in millions of €)	June 30, 2013
Intangible assets	13
Property, plant and equipment	169
Inventories	75
Receivables and other current assets	3
Cash and cash equivalents	2

Assets classified as held for sale	262
Less:
Obligations under finance lease	(56)
Accounts payable and accrued expenses	(8)

Assets classified as held for sale, net of associated liabilities	198

Discontinued operations

The “Result from discontinued operations” and corresponding net cash flows of the operations classified as discontinued operations are summarized as follows:

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(in millions of €, except per share information)	YTD 2013	YTD 2012(1)
Revenues	693	803
Cost of sales	(505)	(582)
Other operating income	6	4
Selling, general and administrative expenses	(176)	(213)
Other operating expenses	(71)	-
Finance costs (2)	(5)	(6)

Result before tax	(58)	6
Income taxes	21	(2)

Result of discontinued operations (net of tax)	(37)	4
Pre-tax loss recognized on re-measurement of assets of disposal groups	-	-
Income taxes	-	-

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(37)	4
Basic earnings per share from discontinued operations	(0.37)	0.04
Diluted earnings per share from discontinued operations	(0.36)	0.04

Operating cash flows	2	5
Investing cash flows	(2)-	(7)
Financing cash flows	(2)	1

Total cash flows	(2)-	(1)
(1) 2012 includes the Albanian operations. (2) Including a gain of €1 million realized on the sale of Albania in 2013.

In January 2013, the Group recognized store closing expenses in connection with the closing of 34 Sweetbay stores for a total amount of €65 million, as part of a single plan to cease Sweetbay’s operations in 2013. These costs were reclassified in the second quarter of 2013 into result of discontinued operations (see also below “Other operating expenses”). It is expected that Bi-Lo will acquire ten of the previously closed locations. Consequently, store closing expenses of €15 million were reversed, resulting in a net store closing expenses of €50 million included in other operating expenses shown above. In addition, Delhaize Group recognized onerous lease contract expenses, severance costs and impairment charges relating to headquarters and distribution centers that are impacted by the planned transaction for a total amount of €13 million and incurred cost to sell of €7 million.

The transaction is expected to close in the fourth quarter of 2013 and is subject to regulatory approval as well as customary closing conditions. In 2012, the 165 stores included in the transaction generated revenues of approximately $1.8 billion.

Delhaize Group – Earnings Release – Second Quarter 2013	17 of 27

»  Balance Sheet and Cash Flow Statement

Capital expenditures

During the first half of 2013, Delhaize Group incurred capital expenditures of €177 million, consisting of €143 million in property, plant and equipment and €34 million in intangible assets. In the second quarter of 2013, the Group incurred capital expenditures of €99 million, consisting of €85 million in property, plant and equipment and €14 million in intangible assets.

In addition, the Group added property under finance leases in the second quarter of 2013 for a total amount of €2 million. The carrying amount of tangible and intangible assets that were sold or disposed in the first half of 2013 was €13 million (€7 million for the second quarter of 2013).

Equity

In the first half of 2013, Delhaize Group did not purchase any treasury shares but used 114 687 treasury shares (99 017 during the second quarter of 2013) satisfying mainly the vesting of restricted stock units that were granted as part of the share-based incentive plans. At June 30, 2013, the Group owned 929 448 treasury shares.

Dividends

At Delhaize Group’s shareholders’ meeting on May 23, 2013, Delhaize Group’s shareholders approved the distribution of a €1.40 gross dividend per share for financial year 2012. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.05 per share. The 2012 dividend became payable to owners of Delhaize Group’s ordinary shares on May 31, 2013 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 5, 2013 and was subsequently paid.

Financial instruments

In May 2013, €80 million bonds issued by Delhaize Group’s subsidiary Alfa Beta matured and were repaid.

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap. The redemption did not have a significant impact on the 2013 results.

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Financial instruments measured at fair value by fair value hierarchy:

June 30, 2013
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Financial assets – measured at fair value	8	3	-	11
Derivative instruments	-	5	-	5
Current
Financial assets – measured at fair value	133	-	-	133
Derivative instruments	-	22	-	22

Total financial assets measured at fair value	141	30	-	171
Financial assets measured at amortized cost				1 483

Total financial assets				1 654

Financial Liabilities
Non-Current
Derivative instruments	-	1	-	1
Current
Derivative instruments	-	13	-	13

Total financial liabilities measured at fair value	-	14	-	14
Financial liabilities being part of a fair value hedge relationship				547
Financial liabilities measured at amortized cost				4 210

Total financial liabilities				4 771

During the period there was no transfer between fair value hierarchy levels and there were no changes in the valuation techniques applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Long-term debt
Financial liabilities being part of a fair value hedge relationship	547	561
Financial liabilities at amortized cost	1 765	2 073

Total long-term debt	2 312	2 634

The fair value of the receivables, other financial assets, cash and cash equivalent and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Employee benefits

Share-based compensation:

In May 2013, Delhaize Group granted 122 364 performance shares, 72 305 restricted stock unit awards and 368 139 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2012 Stock Incentive Plan.” The fair value for the performance shares and restricted stock unit awards was $64.75 based on the share price at the grant date. As from 2013, the vesting scheme of the restricted stock units has been changed into a cliff vesting after 3 years (instead of the previous vesting scheme with vesting over a five-year period starting at the end of the second year following the grant date). The cliff-vesting of the performance shares is linked to the achievement of a non-market financial performance condition (Return On Invested Capital (ROIC) targets over a cumulative 3-years period) which is taken into account when estimating the number of awards that will vest. The warrants were granted at an exercise price of $64.75, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is $10.26 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Delhaize Group – Earnings Release – Second Quarter 2013	19 of 27

Expected dividend yield	3.61%
Expected volatility	27.86%
Risk-free interest rate	0.83%
Expected term in years	4.4

During the acceptance period which ended in July 2013, Delhaize Group issued 267,377 stock options to senior management of its non-U.S. operating companies, at an exercise price of €49.85. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated based on the weighted average share price over the acceptance period and is €8.43. The Black-Scholes-Merton model was used to calculate the option fair value using the following assumptions:

Expected dividend yield	3.39%
Expected volatility	27.03%
Risk-free interest rate	0.72%
Expected term in years	6.0

Pension plans:

Changes in the applicable labor law in Greece resulted in a decrease of the benefit that the employer is required to pay in connection with statutory indemnification payments to employees in cases of retirement or termination of employment. The amendment limits the number of relevant service years to 16 for all employees that did not exceed that number of years at the date of publication of the amended law. The revision of the defined benefit obligation based on the new legal requirements resulted in the recognition of a negative past service cost of €3 million, which in accordance with the revised IAS 19 were recognized immediately in profit or loss. Further, the 2013 service cost and net interest on the net defined benefit liability will decrease by approximately €1 million.

»   Income Statement

Other operating income

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012
13	12	Rental income	25	24
4	5	Income from waste recycling activities	9	10
2	1	Services rendered to wholesale customers	3	3
2	4	Gain on sale of property, plant and equipment	5	6
3	-	Gain on sale of business	3	-
4	11	Other	9	16
28	33	Total	54	59

In the second quarter of 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, which will be operated by independent third parties, leading to a gain of €3 million classified as “Gain on sale of business.”

Other operating expenses

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012
2	9	Store closing expenses	(7)	(134)
-	-	Reorganization expenses	(16)	-
(2)	(3)	Impairment	(2)	-
(7)	(6)	Loss on sale of property, plant and equipment	(11)	(7)
(2)	(10)	Other	(3)	(9)
(9)	(10)	Total	(39)	(150)

On January 17, 2013, Delhaize Group announced the decision to close 52 stores, 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium, which resulted in store closing expenses of €74 million in the first quarter of 2013. Following the announcement of the planned divestiture of Sweetbay, €15 million were reversed and €50 million were reclassified in the second quarter into “Result of discontinued operations” (see also “Discontinued operations” above).

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In the first quarter of 2013, the Group also recorded €16 million reorganization charges related to the severance of support services senior management and employees in the U.S.

Income taxes

During the first half of 2013, the effective tax rate is 20.7%, an increase compared to previous year’s rate of 15.3%. This increase is mainly due to improved profitability in the United States and Belgium, the two jurisdictions with the highest tax rates within our Group.

Related party transactions

In May 2013, an aggregate number of 131 652 stock options and warrants, and 28 380 performance shares were granted to members of the Executive Management.

On May 8, 2013, the Board of Directors and the CEO of the Group, Pierre-Olivier Beckers, announced that they had reached an agreement with respect to the retirement of Pierre-Olivier Beckers as the CEO of the Group by the end of 2013. Further, Michael Waller, Executive Vice President, General Counsel and General Secretary of the Group, retired on June 30, 2013.

Pursuant to the mutual agreement between Pierre-Olivier Beckers and the Group, and in light of Pierre-Olivier Beckers´ 30 years of employment including almost 15 years as CEO, he will receive a severance payment equalling 18 months of compensation.

As a consequence, the Group recognized, in the second quarter of 2013, termination benefits of €7.6 million including a contribution to the Group’s defined contribution pension plan. In addition, the Group recognized the related social security contributions and accelerated recognition of outstanding long-term incentive grants (stock options, warrants, restricted stock units, performance shares and performance cash plans) for both Pierre-Olivier Beckers and Michael Waller.

»  Contingencies, Commitments and Guarantees

Contingencies are materially unchanged from those described in Note 34 on page 151 of the 2012 Annual Report.

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harvey’s and Reids, the Group will provide guarantee for a number of existing operating or finance lease contracts, which extend through 2036. In the event of a future default of the buyer, Delhaize Group will assume the financial obligation towards the landlords. The total undiscounted minimum lease payments for the guaranteed leases, excluding other direct costs such as common area maintenance and real estate taxes, amount to $242 million (€185 million) at June 30, 2013. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

»   Subsequent Events

On July 11, 2013, Delhaize Group announced the planned sale of its Montenegrin operations to Expo Commerce, for a total sales price of €5 million, subject to customary adjustments. As from that date, the Group will classify the related assets and liabilities as a disposal group held for sale. This component of the Group also meets the requirements of discontinued operations and therefore, going forward, the post-tax profit or loss relating to Montenegro will be classified as “Discontinued operations” and comparative information re-presented. The Group expects to recognize an impairment loss of approximately €8 million to write down the carrying value of the disposal group to its fair value less cost to sell.

The transaction is expected to close in the fourth quarter of 2013 and is subject to regulatory approval.

There are no other material events after balance sheet date.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»  Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»  Number of Stores

	End of 2012	End of Q1 2013	Change Q2 2013	End of Q2 2013
United States (1)	1 553	1 509	(2)	1 507
Belgium & Luxembourg	840	846	7	853
Greece	268	271	8	279
Romania	193	205	27	232
Serbia	363	365	1	366
Bulgaria	43	47	(1)	46
Bosnia and Herzegovina	41	41	(2)	39
Albania	23	-	-	-
Montenegro (2)	24	24	1	25
Indonesia	103	103	5	108
Total	3 451	3 411	44	3 455
(1)	Of which 155 stores held for sale
(2)	Held for sale (as from the third quarter of 2013)

»   Organic Revenue Growth Reconciliation

Q2 2013	Q2 2012	% Change	(in millions of €)	YTD 2013	YTD 2012	% Change
5 298	5 267	+0.6%	Revenues	10 451	10 306	+1.4%
56			Effect of exchange rates	87
5 354	5 267	+1.7%	Revenues at identical exchange rates	10 538	10 306	+2.3%
-	(11)		Effect of the U.S. store portfolio optimization (1)	(5)	(76)
5 354	5 256	+1.9%	Organic revenue growth	10 533	10 230	+3.0%

(1)

The organic revenue growth excludes the revenues generated by the 126 U.S. stores, which were closed in Q1 2012 as part of the portfolio optimization, and the revenues generated by the 11 stores (8 Food Lion and 3 Bottom Dollar Food) that were closed in early 2013.

»  Underlying Operating Profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

Delhaize Group – Earnings Release – Second Quarter 2013	22 of 27

	Q2 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	151	116	49	27	(16)	176
Add/(substract):
Store closing expenses (reversals)	(2)	(2)	-	-	-	(2)
Reorganization expenses (reversals)	1	1	-	-	-	1
Fixed assets impairment charges (reversals)	3	3	-	(1)	-	2
(Gains)/losses on disposal of fixed assets	1	-	5	(1)	1	5
(Gains)/losses on sale of business	-	-	(3)	-	-	(3)
Other	8	6	-	2	6	14
Underlying Operating Profit	162	124	51	27	(9)	193

	Q2 2012
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	143	110	47	25	(9)	173
Add/(substract):
Store closing expenses (reversals)	(12)	(9)	-	-	-	(9)
Reorganization expenses (reversals)	-	-	-	-	-	-
Fixed assets impairment charges (reversals)	4	3	-	-	-	3
(Gains)/losses on disposal of fixed assets	4	3	-	(1)	-	2
(Gains)/losses on sale of business	-	-	-	-	-	-
Other	15	13	-	-	-	13
Underlying Operating Profit	154	120	47	24	(9)	182

The second quarter of 2013 was primarily impacted by Executive Committee members termination benefits, included in the caption “Other”.

The second quarter of 2012 was impacted by the reversal of store closing expenses (€9 million), a settlement charge of €3 million and storm damage expenses of €6 million, the latter two expenses are reflected in “Other.”

	YTD Q2 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	297	226	111	33	(22)	348
Add/(substract):
Store closing expenses (reversals)	7	5	-	2	-	7
Reorganization expenses (reversals)	24	18	-	-	-	18
Fixed assets impairment charges (reversals)	3	3	-	(1)	-	2
(Gains)/losses on disposal of fixed assets	-	-	6	(1)	1	6
(Gains)/losses on sale of business	-	-	(3)	-	-	(3)
Other	11	8	-	5	3	16
Underlying Operating Profit	342	260	114	38	(18)	394

Delhaize Group – Earnings Release – Second Quarter 2013	23 of 27

	YTD Q2 2012
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	120	93	103	20	(21)	195
Add/(substract):
Store closing expenses (reversals)	149	114	-	20	-	134
Reorganization expenses (reversals)	-	-	-	-	-	-
Fixed assets impairment charges (reversals)	-	-	-	-	-	-
(Gains)/losses on disposal of fixed assets	4	3	(1)	(1)	-	1
(Gains)/losses on sale of business	-	-	-	-	-	-
Other	41	32	-	-	-	32
Underlying Operating Profit	314	242	102	39	(21)	362

The first half of 2013 was significantly impacted by €7 million of store closing expenses, €2 million of related expenses, primarily sales price mark-downs (part of the caption “Other”), €18 million reorganization charges related to the severance of support services senior management and employees in the U.S. (primarily included in “Other operating expenses”), and Executive Committtee member termination benefits.

In the first half of 2012, the Group incurred €134 million of store closing expenses and €23 million of related expenses, included in the caption “Other” and mainly consisting of sales price mark-downs and accelerated depreciation. In addition, the caption “Other” contains a settlement charge of €3 million and storm damage expenses of €6 million.

»  EBITDA Reconciliation

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012

176	173	Operating profit	348	195
147	149	Depreciation and amortization	292	297
2	3	Impairment	2	-
325	325	EBITDA	642	492

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012

193	182	Underlying operating profit	394	362
147	149	Depreciation and amortization	292	297
-	-	Accelerated depreciation	-	(2)
340	331	Underlying EBITDA	686	657

»  Free Cash Flow Reconciliation

Q2 2013	Q2 2012	(in millions of €)	YTD 2013	YTD 2012
155	259	Net cash provided by operating activities	481	468
(92)	(218)	Net cash used in investing activities	(241)	(340)
3	3	Net investment in debt securities and term deposits	81	3
66	44	Free cash flow	321	131

Delhaize Group – Earnings Release – Second Quarter 2013	24 of 27

»  Net Debt Reconciliation

(in millions of €, except net debt to equity ratio)	June 30, 2013	December 31, 2012	June 30, 2012
Non-current financial liabilities	2 615	2 925	2 988
Current financial liabilities	293	218	258
Derivative liabilities	14	14	28
Derivative assets	(27)	(61)	(67)
Investment in securities - non-current	(11)	(11)	(13)
Investment in securities - current	(133)	(93)	(97)
Term deposits - non-current	-	-	-
Term deposits - current	(36)	-	-
Cash and cash equivalents	(834)	(920)	(320)
Net debt	1 881	2 072	2 777
Net debt to equity ratio	35.9%	39.9%	52.0%

»  Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q2 2013			Q2 2012	2013/2012
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 298	56	5 354	5 267	+0.6%	+1.7%
Operating profit	176	2	178	173	+1.3%	+2.5%
Net profit from continuing operations	102	-	102	87	+16.9%	+18.1%
Basic EPS from continuing operations	1.01	0.01	1.02	0.87	+16.0%	+17.1%
Group share in net profit	104	1	105	875	+20.3%	+21.2%
Basic EPS from Group share in net profit	1.03	0.01	1.04	0.86	+20.0%	+21.0%
Free cash flow	66	2	68	44	+54.0%	+61.0%

(in millions of €, except per share amounts)	YTD 2013			YTD 2012	2013/2012
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	10 451	87	10 538	10 306	+1.4%	+2.3%
Operating profit	348	3	351	195	+77.9%	+79.5%
Net profit from continuing operations	202	1	203	79	+154.9%	+157.0%
Basic EPS from continuing operations	2.00	0.01	2.01	0.79	+151.1%	+153.2%
Group share in net profit	165	1	166	84	+95.5%	+96.8%
Basic EPS from Group share in net profit	1.63	0.01	1.64	0.84	+95.1%	+96.5%
Free cash flow	321	2	323	131	+147.2%	+149.9%
(in millions of €)	June 30, 2013			December 31, 2012	Change
Net debt	1 881	-	1 881	2 072	-9.2%	-9.2%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the six-month period ending June 30, 2013 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the fiscal year 2013 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, August 7, 2013

Pierre-Olivier Beckers	Pierre Bouchut
President and CEO	Executive Vice President and CFO

Delhaize Group – Earnings Release – Second Quarter 2013	25 of 27

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed balance sheet, condensed consolidated income statement, condensed statements of comprehensive income, condensed statements of changes in shareholders’ equity, condensed statements of cash flows and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the six-months period ended 30 June 2013. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six-months period ended 30 June 2013 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 58 through 65 of the 2012 Annual Report. To the best of our knowledge as of August 7, 2013, there are no other fundamental risks confronting the Company and influencing the remaining months of the financial year 2013. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

—

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

—	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
—

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

—	EBITDA: operating profit plus depreciation, amortization and impairment
—	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits
—

Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities and term deposits, and cash and cash equivalents

—	Net financial expenses: finance costs less income from investments
—	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
—	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
—	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit
—

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period

Delhaize Group – Earnings Release – Second Quarter 2013	26 of 27

—

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Second Quarter 2013	27 of 27

DELHAIZE GROUP

Q2 2013 results

August 8, 2013

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

DELHAIZE GROUP

2

Our priorities are unchanged

Revenue

Strengthening our brands

Targeted price investments

Accelerate organic growth in selected markets

Free Cash Flow

Disciplined approach to capital allocation

Target working capital improvements

Achievement of approximately €500 million FCF

Costs

Continued focus on enhancing efficiency and reducing complexity

3

DELHAIZE GROUP

Q2 2013 highlights

U.S.

Third consecutive quarter of positive volume growth

With the launch of Phase 4, ~80% of Food Lion stores are repositioned

Profitability supported by cost savings

Belgium

Market share gains supported by success of remodelings

Inflation driving revenue growth

Profitability supported by sales leverage, cost control and timing of expenses

SEE

Resilient performance despite difficult macro economic conditions

Announced planned divestitures of Sweetbay, Harveys and Reid’s as well as operations in Montenegro (July)

SG&A

Flat in Q2; down 31 bps in H1

FCF

H1: €321 million FCF (€131 million in 2012)

4

DELHAIZE GROUP

Financial results – Q2 2013

Q2 % Growth

(€ in Millions) 2012 2013 Actual Rates Identical Rates

Revenues 5,267 5,298 0.6% 1.7%

Gross Margin 24.1% 24.3% 14 bps 16 bps

Underlying Operating Profit 182 193 5.8% 7.0%

Underlying Operating Margin 3.5% 3.6% 18 bps 18 bps

Group Share in Net Profit 87 104 20.3% 21.2%

Free Cash Flow 44 66 54.0% 61.0%

DELHAIZE GROUP

5

Financial results – H1 2013

H1 % Growth

(€ in Millions) 2012 2013 Actual Rates Identical Rates

Revenues 10,306 10,451 1.4% 2.3%

Gross Margin 24.3% 24.4% 8 bps 10 bps

Underlying Operating Profit 362 394 8.8% 9.8%

Underlying Operating Margin 3.5% 3.8% 26 bps 26 bps

Group Share in Net Profit 84 165 95.5% 96.8%

Free Cash Flow 131 321 147.2% 149.9%

6

DELHAIZE GROUP

EBITDA

(€ in Millions)
Underlying EBITDA
EBITDA
At Identical Rates
H1 2012
657
H1 2013
692
+5.5%
H1 2012
492
H1 2013
648
+31.9%
At Actual Rates
H1 2012
657
H1 2013
686
+4.6%
H1 2012
492
H1 2013
642
+30.8%

DELHAIZE GROUP
7

EBITDA

(€ in Millions)

Underlying EBITDA EBITDA

At Identical Rates

H1 2012 657 H1 2012 492

+5.5% +31.9%

H1 2013 692 H1 2013 648

At Actual Rates

H1 2012 657 H1 2012 492

+4.6% +30.8%

H1 2013 686 H1 2013 642

DELHAIZE GROUP

7

Delhaize America(1)
2013 Q2
+1.1%
0.8%
+0.5%
+0.8%
0.4%
+0.4%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth
2013 H1
+1.5%
+0.2%
+0.7%
+2.4%
1.1%
+1.3%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth

DELHAIZE GROUP

8

Delhaize America organic revenue growth and comparable store sales growth

Delhaize America(1)

0.8%

+1.1%

+0.5%

0.4%

2013 Q2

+0.8%

+0.4%

CSS

Calendar Impact

Expansion

Organic growth

Store closings(2)

Revenue growth

+0.7%

1.1%

+0.2%

+2.4%

2013 H1

+1.5%

+1.3%

CSS

Calendar Impact

Expansion

Organic growth

Store closings(2)

Revenue growth

(1) Excluding Sweetbay, Harveys and Reid’s

(2) 126 Food Lion stores closed in Q1 2012, 8 Food Lion and 3 Bottom Dollar Food stores closed in Q1 2013

DELHAIZE GROUP

8

Delhaize America Q2 profitability showed resilience

Delhaize America

Underlying Operating Margin

Q2 2012

3.7%

Q2 2013

3.8%

H1 2012

3.8%

H1 2013

4.1%

- Q2 margin impacted by:

Volume growth

Good cost of goods and shrink management

Cost savings

Price investments of around ~ 70bps

- Remainder of 2013 comparison impacted by:

Release of bonus accrual in Q3 2012

Food Lion Phase 4 and Phase 5 (to be launched in Q4)

Hannaford price investments

Bottom Dollar Food store openings

DELHAIZE GROUP

9

Delhaize Belgium
2013 Q2
+0.8%
0.4%
+2.5%
+2.9%
CSS
Calendar Impact
Expansion
Organic growth
2013 H1
+1.6%
1.1%
+2.2%
+2.7%
CSS
Calendar Impact
Expansion
Organic growth

DELHAIZE GROUP
10

Delhaize Belgium organic revenue growth and comparable store sales growth

Delhaize Belgium

+2.5%

+2.9%

2013 Q2

0.4%

Market share evolution (bps)

+0.8%

CSS

Calendar Impact

Expansion

Organic growth

Q1 2013

-41

Q2 2013

+35

H1 2013

-2

+2.2%

+2.7%

2013 H1

1.1%

+1.6%

CSS

Calendar Impact

Expansion

Organic growth

DELHAIZE GROUP

10

Delhaize Belgium profitability

Delhaize Belgium

Underlying Operating Margin

Q2 2012

3.8%

Q2 2013

4.1%

H1 2012

4.2%

H1 2013

4.6%

- Q2 margin impacted by:

Sales leverage

Cost control

Timing of SG&A expenses

- H2 impacted by higher advertising and overall SG&A expenses

DELHAIZE GROUP

11

SEE revenues and profitability

Southeastern Europe

Underlying Operating Margin

Q2 2012

3.2%

Q2 2013

3.4%

H1 2012

2.6%

H1 2013

2.4%

- Revenues

Growth of 4.8% at identical rates in Q2

Greece – Q2 market share +160 bps

Romania – 39 new stores in H1; Q2 revenue growth above 35%

Serbia and Bulgaria still under pressure

- Q2 margin impacted by:

Higher gross margin and cost control

- H2:

Greece – further market share consolidation

Romania – store expansion

Serbia – improving sales trend and gross margin

DELHAIZE GROUP

12

Strong Free Cash Flow generation in H1

(€ in Millions)

EBITDA(1)

717

Portfolio optimization and reorganisation cash-out

(45)

Changes in core working capital

(44)

Payment of interest and taxes

(130)

Cash capex

(177)

H1 2013 FCF

321

Free Cash Flow evolution

35

29

93

26

321

193

131

H1 2012 FCF

Capex & business acquisitions

EBITDA(1)

Payment of interest and taxes

Misc.

Core Working Capital

H1 2013 FCF

DELHAIZE GROUP

(1) Including €31 million from discontinued operations

13

Net debt decreased by €191 million in H1

(€ in Millions)

Sources and uses of cash

2,072

1,881

481

177

29

142

Debt capacity(1)

(under BBB-/Baa3 constraint)

Dec-11

368

Dec-12

352

Mar-13

559

X2.5

Jun-13(2)

880

2012

OCF

Dividend Capex

Other

H1 Net Debt

DELHAIZE GROUP

(1) Delhaize Group’s calculations based on rating agencies methodology

(2) Assuming completion of the Sweetbay, Harveys and Reid’s divestiture

14

Priorities per segment specified

U.S.

Accelerate the transformation of Food Lion: focus on implementation of Phases roll-out

Strengthen Hannaford: targeted price investments

Bottom Dollar Food: continue to refine operating model to reach satisfactory ROIC

Belgium

Reinforce historical strengths (Quality, Health, Assortment)

Differentiate on store experience

Growth of Affiliate network

Southeastern Europe

Maxi: gross margin improvement through better procurement conditions

Market share gains through target price investments in Greece

Accelerate growth in Romania and Indonesia

DELHAIZE GROUP 15

Sustained volume growth at Food Lion repositioned stores

Performance in Phase stores(1)

# Items growth

4.5% 5.6% 2.2%

Q4 2012 Q1 2013 Q2 2013

Good customer response provides us with confidence on the future

Our team is developing a Unique Selling Proposition shaped around “Easy, Fresh & Affordable”

CSS

2.3% 4.2% 2.3%

Q4 2012 Q1 2013 Q2 2013

(1) At the end of Q2 2013, 875 stores were repositioned out of a total of 1,117 Food Lion stores

DELHAIZE GROUP 16

We do see an opportunity to increase Food Lion comparable store sales through a unique selling proposition

Approximately 10 items per basket

85% of sales done through loyalty card

35% of sales done through promotions

Proportion of fresh products sold below average

Opportunity to increase share of wallet

- by leveraging on

customer loyalty

proximity

small store format

tailored promotions

- by improving

variety and quality of assortment

fresh products offer

shopping experience

consistent execution

DELHAIZE GROUP 17

Delhaize Belgium path to further differentiation

KEY CHALLENGES

Containing SG&A

Improving performance of integrated stores

Increasing market share

Dealing with increased competitive landscape

ACCOMPLISHMENTS

+35 bps market share in Q2

7 store remodelings in H1, 13 additional in H2

5 new Affiliate stores in H1

ACTION STEPS

Increasing differentiation

Improved price image (price investments, private labels)

Improved shopping experience (Assortment, Freshness, Store Remodels)

E-commerce

DELHAIZE GROUP 18

Southeastern Europe remains a growth engine

KEY CHALLENGES

Difficult macro economic conditions in SEE

Increased competition in Romania

Establish Delhaize Serbia as the undisputable leading Serbian food retailer

ACCOMPLISHMENTS

Greece – +160 bps market share in Q2 vs last year

Maxi – divestments of operations in Montenegro and Albania

Romania – opened 39 stores in H1

ACTION STEPS

Greece – price investments

Serbia – gross margin improvements through supplier negotiations, private brands, new DC

Serbia – management change

Romania – accelerate growth

DELHAIZE GROUP 19

We are well on track with our agenda

Revenue

Strengthening our brands

Food Lion repositioning ~80% completed

Targeted price investments

Implemented at Hannaford in Q2

Accelerate organic growth in selected markets

63 stores opened in SEE in H1; 5 in Indonesia

Free Cash Flow

Disciplined approach to capital allocation

€650 million capex guidance for 2013

Target working capital improvements

Payables in the U.S. and Belgium

Achievement of approximately €321 million FCF in H1

€500 million FCF per annum

Costs

Continued focus on enhancing efficiency and reducing complexity

U.S. organizational restructuring

Divestment of non-core assets

Group Corporate costs reduction

DELHAIZE GROUP 20

2013 Guidance (1)

Underlying operating profit of at least €755 million

This reflects the fact that Sweetbay, Harveys and Reid’s have moved into discontinued operations

This translates into guidance of an underlying operating profit of at least €780 million compared to approximately €775 million based on the previous scope

Flat SG&A as percentage of revenues

Reduction in net finance costs to approximately €200 million (after planned divestiture of Sweetbay, Harveys and Reid’s)

Target capex of approximately €650 million, including approximately €470 million in H2; 200 store openings

Expected Free Cash Flow of approximately €500 million in 2013

DELHAIZE GROUP

(1) 2013 guidance is given at identical exchange rates (€ = $1.2848)

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 9, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President